UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Taseko Mines Limited

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

876511106

(CUSIP Number)

Walied Soliman

Norton Rose Fulbright Canada LLP

Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, P.O. Box 84, Toronto, Ontario, M5J 2Z4

Phone no. (416) 216-4820

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP No. 87651106		13D
1	Name of Reporting Persons. Raging River Capital LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) PN

1	Name of Reporting Persons. Raging River Capital GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Granite Creek Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Mark Radzik

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Westwood Capital LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Henry Park

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Paul M. Blythe Mining Associates Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons. Paul Blythe

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) IN

1	Name of Reporting Persons. Nathan Milikowsky

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 11,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.96% based on 221,835,638 shares outstanding as of October 27, 2016

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Persons identified herein on January 13, 2016 (as amended and restated on March 9, 2016 and amended and supplemented on March 28, 2016, April 15, 2016, May 6, 2016, May 10, 2016 and November 4, 2016, respectively) with respect to the common shares (“Common Shares”) of Taseko Mines Ltd. (the “Issuer”).

Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.  This Amendment No. 7 amends Item 4 and Item 5 as set forth below.  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on November 8, 2016.  Therefore, this Amendment No. 7 constitutes an “exit filing” for the Reporting Persons and terminates the Reporting Persons’ obligation to further amend the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons sold an aggregate of 566,200 Common Shares in open market transactions from November 3, 2016 to November 8, 2016, as further detailed in Appendix B attached to this Amendment No. 7.  As a result, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on November 8, 2016.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows and by the filing of Appendix B attached to this Amendment No. 7.

a)                                     The aggregate percentage of Common Shares reported to be beneficially owned by the Reporting Persons is based upon 221,835,638 Common Shares outstanding as of October 27, 2016, as reported in the Issuer’s Management’s Discussion and Analysis for the three and nine months ended September 30, 2016 filed as exhibit 99.2 in the Issuer’s Form 6-K filed on October 28, 2016.

At the close of business on November 8, 2016, the Reporting Persons may be deemed to beneficially own 11,000,000 Common Shares, constituting approximately 4.96% of the Common Shares outstanding.

b)                                     RC LLC has shared voting power and shared dispositive power over the 11,000,000 Common Shares held by Raging River, by virtue of RC LLC’s role as the general partner of Raging River, and accordingly, RC LLC may be deemed to be a beneficial owner of such shares. Each of Granite, Westwood, Blythe Mining and Nathan Milikowsky have shared voting power and shared dispositive power over the 11,000,000 Common Shares held by Raging River, by virtue of their role as managing members of RC LLC, and accordingly, each of Granite, Westwood, Blythe Mining and Nathan Milikowsky may be deemed to be a beneficial owners of such shares. Each of Mark Radzik, Henry Park and Paul Blythe have shared voting power and shared dispositive power over the 11,000,000 Common Shares held by Raging River, by virtue of Mr. Radzik’s role as the Principal of Granite, Mr. Park’s role as the Principal of Westwood and Mr. Blythe’s role as President of Blythe Mining, and accordingly, Mr. Radzik, Mr.Park or Mr. Blythe may be deemed to be a beneficial owner of such shares.

c)                                      Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected by the Reporting Persons from November 3, 2016 through November 8, 2016.  Appendix B to Amendment No. 6 to the Schedule 13D, filed with the SEC on November 4, 2016, sets forth all other transactions with respect to the Common Shares effected by the Reporting Persons in the past 60 days and prior to November 3, 2016.

d)                                     No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

e)                                      The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Shares on November 8, 2016.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2016

RAGING RIVER CAPITAL LP, by its General Partner, RAGING RIVER CAPITAL GP LLC

	By:	/s/ Mark Radzik
	Name:	Mark Radzik
	Title:	Authorized Signatory

RAGING RIVER CAPITAL GP LLC

	By:	/s/ Mark Radzik
	Name:	Mark Radzik
	Title:	Authorized Signatory

GRANITE CREEK PARTNERS, LLC

	By:	/s/ Mark Radzik
	Name:	Mark Radzik
	Title:	Managing Partner

	By:	/s/ Mark Radzik
	Name:	Mark Radzik

WESTWOOD CAPITAL LLC

By:	/s/ Henry Park
Name:	Henry Park
Title:	Chief Investment Officer and Principal

By:	/s/ Henry Park
Name:	Henry Park

PAUL M. BLYTHE MINING ASSOCIATES INC.

By:	/s/ Paul Blythe
Name:	Paul Blythe
Title:	President

By:	/s/ Paul Blythe
Name:	Paul Blythe

By:	/s/ Nathan Milikowsky
Name:	Nathan Milikowsky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Appendix B

TRANSACTIONS IN THE COMMON SHARES
EFFECTED BY THE REPORTING PERSONS IN THE LAST 60 DAYS

The following table sets forth all transactions with respect to the Common Shares effected from November 3, 2016 through November 8, 2016 by any of the Reporting Persons. Other transactions with respect to the Common Shares effected by any of the Reporting Persons in the past 60 days, but prior to November 3, 2016, are listed in the Appendix B to Amendment No. 6 to the Schedule 13D, filed with the SEC on November 4, 2016.  All transactions reported in the table below were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Sold	Price per Share ($)
11/08/2016	173,500	$0.4725
11/07/2016	224,300	$0.4578
11/04/2016	102,200	$0.4547
11/03/2016	66,200	$0.4600